Item 77K.  Changes in Registrant’s Certifying Accountant
The Board of Trustees of the Appleton Funds (the “Registrant”), with the approval and recommendation of the Audit Committee, appointed Baker Tilly Virchow Krause, LLP to serve as the Registrant's independent registered public accounting firm for the fiscal year ending December 31, 2014.   Baker Tilly Virchow Krause, LLP replaces Ernst & Young LLP, which resigned as the Registrant's independent registered public accounting firm, effective upon completion of the audit of the Registrant's financial statements for the fiscal year ended December 31, 2013.
During the periods that Ernst & Young LLP served as the Registrant's independent registered public accounting firm, including the Registrant's fiscal years ended December 31, 2013 and December 31, 2012, Ernst & Young LLP's reports on the financial statements of the Registrant have not contained an adverse opinion or disclaimer of opinion and have not been qualified or modified as to uncertainty, audit scope or accounting principles.  Further, there have been no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement in connection with its report on the financial statements.  In addition, there have been no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Act of 1933, as amended.